Curaxis Pharmaceutical Corporation
4819 Emperor Blvd., Suite 400
Durham, NC 27703

November 17, 2010

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attn: Scot Foley

Re:	Curaxis Pharmaceutical Corporation
Registration Statement on Form S-1
Originally Filed October 5, 2010
File No. 333-169765

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”) Curaxis Pharmaceutical Corporation (the “Company”) requests the withdrawal of the Company’s Registration Statement on Form S-1 originally filed on October 5, 2010 (the “S-1 Registration Statement”). The Company has elected to withdraw the S-1 Registration Statement after discussions with the U.S, Securities & Exchange Commission (the “Commission”).   No sales of the Company’s common stock have been or will be made pursuant to the S-1 Registration Statement.  The Company may in the future rely on Rule 155(c) for subsequent private offerings of its securities and utilize the “Safe Harbor” from integration provided by Rule 155.

The Company requests that in accordance with Rule 457(p) under the Securities Act of 1933, all fees paid to the Commission in connection with the filing of the above-captioned registration statement be credited for future use.

Upon grant of the Commission’s consent, please provide a facsimile copy of the written order consenting to the withdrawal of the S-1 Registration Statement to the undersigned, facsimile number (919) 313-4505.

If you have any questions with respect to this matter, please contact David J. Corcoran at (919) 313-4930.

Very truly yours,

CURAXIS PHARMACEUTICAL CORPORATION

By:	/s/ Patrick Smith
Patrick Smith, Chief Executive Officer